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                                                                                    Exhibit 99(e)

                                Entergy New Orleans, Inc.
              Computation of Ratios of Earnings to Fixed Charges and
          Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                            June 30
                                                              1991      1992     1993      1994     1995      1996
Fixed charges, as defined:
  Interest on long-term debt                                  $23,865  $22,934   $19,478  $16,382  $15,330    $15,504
  Interest on notes payable                                        --       --        --      153      130        133
  Other interest charges                                          793    1,714     1,016    1,027    1,723      1,354
  Amortization of expense and premium on debt-net(cr)             565      576       598      710      619        584
  Interest applicable to rentals                                  517      444       544    1,245      916        876
                                                              -------------------------------------------------------
Total fixed charges, as defined                                25,740   25,668    21,636   19,517   18,718     18,451

Preferred dividends, as defined (a)                             3,582    3,214     2,952    2,071    1,964      1,641
                                                              -------------------------------------------------------
Combined fixed charges and preferred dividends, as defined    $29,322  $28,882   $24,588  $21,588  $20,682    $20,092
                                                              =======================================================
Earnings as defined:

  Net Income                                                  $74,699  $26,424   $47,709  $13,211  $34,386    $37,848
  Add:
    Provision for income taxes:
      Federal and State                                         8,885   16,575    27,479   22,606   22,465     21,404
    Deferred Federal and State - net                           36,947     (340)    5,203  (15,674)  (1,364)     1,044
    Investment tax credit adjustment - net                       (591)    (170)     (744)  (2,332)    (634)      (673)
    Fixed charges as above                                     25,740   25,668    21,636   19,517   18,718     18,451
                                                             --------------------------------------------------------
Total earnings, as defined                                   $145,680  $68,157  $101,283  $37,328  $73,571    $78,074
                                                             ========================================================
Ratio of earnings to fixed charges, as defined                   5.66     2.66      4.68     1.91     3.93       4.23
                                                             ========================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 4.97     2.36      4.12     1.73     3.56       3.89
                                                             ========================================================

- ------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.


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